Exhibit 1

[GRAPHIC]	TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release
19 November 2002

TSAKOS ENERGY NAVIGATION (TEN)
REPORTS PROFITS FOR THIRD QUARTER AND NINE MONTHS 2002

Company Realizes $0.10 per share Excluding Non-Cash Charge

ATHENS, GREECE – November 19, 2002 – Tsakos Energy Navigation Limited (TEN) (NYSE:TNP):

Third Quarter Highlights

-Company realizes $0.10 per share excluding non-cash charge
-Net income of $0.86 million or $0.05 per share
-Board of Directors declares dividend distribution
-Company enters joint venture to transport LPG

TEN today reported unaudited results for the third quarter and the first nine months of 2002.

Net revenues (revenues less commissions) for the third quarter were $28.40 million, compared to $ 30.46 million for the third quarter 2001.

Operating income for the third quarter of 2002 was $5.17 million compared with $9.05 million in the third quarter of 2001. Income before depreciation was $7.26 million for the third quarter of 2002 as compared with $8.61 million for the like period of 2001. Net income for the third quarter of 2002 was $0.86 million versus $3.25 million in the third quarter of 2001. Earnings per share, basic, based on the weighted average number of shares outstanding was $0.05 in the third quarter of 2002 (16,947,442 shares outstanding) as compared with $0.34 in the third quarter of 2001 (9,628,857 shares outstanding).

The interest and finance costs for the third quarter of 2002 include $0.77 million of non-cash expenses arising from changes in the fair value of existing interest rate swap agreements. Assuming these contracts are maintained until their maturities, which is the current intent, these unrealized losses will be recovered. Excluding the changes in the fair value of interest rate swap agreements, the company realized $0.10 per share in the third quarter of 2002, based on the weighted average number of shares outstanding.

Net revenues (revenues less commissions) for the first nine months of 2002 were $82.57 million, compared to $89.96 million for the like period of 2001. Operating income for the nine months of 2002 was $17.76 million versus $32.32 million for the nine months of 2001. Income before depreciation was $26.01 million for the nine months of 2002 as compared with $36.06 million for the like period of 2001. Net income for the nine months of 2002 was $8.67 million versus $20.17 million in the nine months of 2001. Earnings per share, basic, based on the weighted average number of shares outstanding was $0.57 in the nine months of 2002 as compared with $2.09 in the nine months of 2001.

The interest and finance costs for the first nine months of 2002 include $3.14 million of non-cash expenses arising from changes in the fair value of interest rate swap agreements. Excluding these unrealized losses from interest rate swap agreements, the Company realized $0.77 per share in the first nine months of 2002, based on the weighted average number of shares outstanding.

Voyage expenses for the first nine months of 2002 were $20.98 million, compared with $15.01 million for the same period in 2001 due to more vessels being on spot charter compared to the prior year period. Operating costs increased to $20.38 million in the first nine months of 2002 from $19.58 in 2001 due to higher insurance and repair costs and the addition of new vessels. Due to the weak market environment, TEN accelerated its dry docking schedule in the second and third quarter of 2002 and continues to do so in the fourth quarter to be well positioned to take advantage of a potential improvement in the tanker markets.

Depreciation and amortization and management and overhead costs totalled $20.44 million and $3.02 million, respectively, for the nine months of 2002, versus $19.64 million and $3.14 million for the first nine months of 2001. Interest and finance costs were $9.71 million in the nine months of 2002, down from $13.14 million in the prior year period due to the benefits of reduced debt and much lower interest rates.

Results for the nine months ended September 30, 2002 were influenced by a chartering environment significantly different from the year earlier period. Spot market rates for aframaxes, panamaxes, and products carriers during the first nine months of 2002 were reported to be down by over 50% from the levels of the first nine months of 2001. TEN believes its revenue was cushioned as a result of the Company’s strategy of employing a significant portion of its vessels under longer-term charters or contracts and due to the composition of its fleet. Since early October the crude freight market has improved with suezmax, aframax and panamax rates in those geographical areas in which TEN operates.

Currently, 14 of TEN’s 20 vessels are on fixed employment contracts. As of October 1, 2002, TEN has secured 74% and 60% of the current fleet’s net operating days with fixed or variable rates for the remaining three months of 2002 and all of 2003, respectively.

Financing of TEN’s newbuildings program is well advanced, and all newbuildings to be delivered in 2002 have been fully financed. Additionally, the Company has arranged financing for two of the four panamaxes and the two aframaxes scheduled for delivery in 2003. Two panamaxes scheduled for delivery in the second half of 2003, as well as the recent contract for a handy sized products carrier to be delivered in 2004, will require financing.

The new contract re-affirms TEN’s intention to achieve as soon as possible a fleet made up only of young, high-specification vessels. These new vessels will replace those few remaining single-hulled vessels within our fleet.

The economic outlook for the balance of 2002 and 2003 is unclear. Uncertainties regarding consumer spending, capital expenditures, and the impact of geopolitical developments have clouded the picture. The U.S. is involved in a tenuous recovery. Europe’s rebound is strained and Japan is struggling to reverse recession amidst deflation. The exports based economies of the Pacific Rim while strong are casting a wary eye on the major importing groups. Meanwhile the Latin American region is undergoing very difficult adjustments. Petroleum demand remains depressed by this relatively slow pace of economic growth. The oil tanker industry’s supply/demand is in delicate balance. High scrappage this year has offset new deliveries. However, balance in 2003 depends on renewed world economic expansion and related demand for petroleum products. Recent monetary policy initiatives by the U.S. Federal Reserve Bank and prospective movements by the authorities in Europe and Japan could provide much needed stimulation and hopefully the clouds of war will soon blow away.

The low levels of petroleum and products inventories combined with the early arrival of winter temperatures have pushed up crude oil shipments and bolstered charter rates for tankers in recent weeks. If this condition continues it could well encourage OPEC to expand production and support a firm chartering environment. However, offsets in coming months will include higher bunker prices, significantly higher insurance costs, and generally rising operating expenses pushed up by a much weakened U.S. dollar. TEN believes it is relatively insulated from this latter impact as only 25% of its operating expenses are in non-dollar currencies.

The basic strategy of committing a major portion of TEN’s fleet to medium and long-term employment has provided relative consistency to earnings. In line with this policy TEN has arranged two years charters for the newly delivered aframax Opal Queen and suezmax Silia T. Likewise TEN intends to seek and arrange medium or long term employment for most of its additional new buildings as they become available for trading. Implementation of this policy and management’s emphasis on cost containment should provide TEN with sustainable growth in earnings.

Management and the Board of Directors of TEN are optimistic as to the long-term prospects for the tanker industry and the Company. Specific developments at the Company during the third quarter of 2002 include:

-	the declaration and payment of a $0.50 per share cash dividend in October 2002;
-	the creation of a joint venture to engage in transport of liquified petroleum gas;
-	the further expansion of the new buildings program designed to implement the basic strategy of developing a young and growing fleet serving the diverse and growing needs of our customers;
-	the authorization of a share repurchase program reflecting the opinion that the current market price does not reflect the underlying value and prospects of the Company.

Today at 10:30 A.M. Eastern Time (GMT-5), TEN will host a conference call to review third quarter and nine months results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial (800) 946-0742 approximately five minutes prior to the start time. To participate in the call outside the United States, please dial (719) 457-2650 five minutes prior to the start time. The Conference ID is 529854. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialling (888) 203-1112 inside the United States and Canada and (719) 457-0820 outside the United States and entering the Conference ID 529854.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at http://www.firstcallevents.com/service/ajwz369949372gf12.html approximately ten minutes before the start of the call.

Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the broadcast will be available within one hour of the live call.

ABOUT TSAKOS ENERGY NAVIGATION

TEN currently operates a fleet of 20 tankers (including one chartered-in aframax) comprising 2,028,000 DWT with an average age of 7.1 years, which TEN believes is much younger than the world’s tanker tonnage, which has an average age of 14.2 years. Additionally, TEN is scheduled to take delivery of eight newbuildings. With these eight newbuildings (one suezmax, two aframaxes, four panamaxes and one handymax) the average pro-forma age of the fleet will be reduced to 6.6 years in June 2004. The resulting fleet of 28 vessels with 2,718,000 DWT will include 17 newbuildings (1997-2004) with 2,018,000 DWT. In addition, since October 4, 2002 TEN has entered into a strategic joint venture with Lauritzen Kosan A/S of Denmark, initially jointly owning four modern LPG carriers. Consistent with the Company’s strategy, to offer its customers a young and growing fleet, TEN will seek additional attractive opportunities to contract for new vessels and to dispose of older vessels.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:
George V. Saroglou, COO
Tsakos Energy Navigation Ltd.
Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr.
GCI Group for Tsakos Energy Navigation Ltd.
212-537-8016
trozycki@gcigroup.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES
Selected Consolidated Financial and Other Data (Unaudited)
(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended, September 30		Nine months ended, September 30
	2002	2001	2002	2001
STATEMENT OF INCOME DATA
Revenue from vessels	29,771	32,137	86,512	94,750
Revenue from vessels, net	28,398	30,459	82,573	89,955

Voyage expenses	7,565	6,202	20,975	15,014
Vessel operating expenses	7,247	7,310	20,377	19,584
Depreciation	6,397	5,362	17,345	15,891
Amortization of deferred drydocking charges	911	1,424	3,091	3,747
Management fees and G&A expenses	1,113	1,080	3,021	3,138
Stock option compensation costs	—	34	—	258

Operating income	5,165	9,047	17,764	32,323

Interest and finance costs, net	4,307	5,795	9,098	12,155

Net income	858	3,252	8,666	20,168

Earnings per share, basic	0.05	0.34	0.57	2.09
Earnings per share, diluted	0.05	0.33	0.57	2.07

Weighted average number of shares outstanding
Basic	16,947,442	9,628,857	15,245,193	9,636,165
Diluted	16,971,139	9,716,907	15,268,891	9,742,188

BALANCE SHEET DATA	September 30, 2002	December 31, 2001
Cash and cash equivalents	35,424	33,274
Current assets, including cash	53,937	48,069
Total assets	607,144	444,261
Current liabilities, including current portion
of long-term debt	34,463	44,703
Current portion of long-term debt	7,725	21,972
Long-term debt, including current portion	296,274	244,459
Total stockholders' equity	278,757	171,068

	Three months ended, September 30		Nine months ended, September 30
	2002	2001	2002	2001
OTHER FINANCIAL DATA
Net cash from operating activities	6,521	10,065	22,781	32,466
Net cash (used in) investing activities	(37,680)	(1,382)	(171,174)	(18,308)
Net cash from (used in) financing activities	29,086	(1,427)	150,544	(11,855)

FLEET DATA
Number of vessels at end of period	19.0	16.0	19.0	16.0
Average number of vessels	18.5	16.0	17.2	16.0
Average age of vessels at end of period	7.8	9.0	7.8	9.0
Earnings capacity days	1,699	1,472	4,705	4,368
Net earnings days	1,555	1,450	4,431	4,290
Percentage fleet utilization	92%	99%	94%	98%